

April 11, 2011

<u>Via E-Mail</u>
Heer Hsiao
President and Chief Executive Officer
GIA Investments Corp
c/o How2gopublic.com
4790 Caughlin Parkway, Suite 387
Reno, Nevada 89519

> **Re:** **GIA Investments Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-169955**

Dear Mr. Hsaio:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 from our letter dated March 7, 2011, which contains, among other things, a statement from you that you have no plans or intentions to be acquired or to merge with an operating company, to enter into a change of control or similar transaction, or to change management. Please provide a similar representation in your prospectus filed with the Commission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

                                                    Sincerely,

                                                    /s/ A.N. Parker

                                                    Anne Nguyen Parker
                                                    Branch Chief

cc: Jay Smith